UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 000-51466

CUSIP Number:

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WorldSpace, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

8515 Georgia Avenue
Address of Principal Executive Office (Street and Number)

Silver Spring, MD 20910
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

WorldSpace, Inc. (“WorldSpace”) could not file its Quarterly Report on Form 10-Q for the period ended September 30, 2008 (the “Form 10-Q”) by November 14, 2008 because it was unable to complete the preparation of its condensed consolidated financial statements by November 14, 2008 without unreasonable effort or expense.

On October 17, 2008, WorldSpace filed a press release under cover of Form 8-K disclosing that it had voluntarily filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code on October 17, 2008. WorldSpace is operating its business and managing its assets as a “debtor-in-possession” under the jurisdiction of the bankruptcy court with a limited internal accounting staff. In addition, on October 27, 2008, WorldSpace’s independent registered public accounting firm, Grant Thornton LLP, resigned. Due to its limited internal resources and the recent resignation of its independent registered public accounting firm, WorldSpace was unable to complete the necessary procedures to file the Form 10-Q by November 14, 2008.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sridhar Ganesan, Chief Financial Officer	301	960-2300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A reasonable estimate of the results cannot be made as indicated in Part III of this Form 12b-25. On October 17, 2008, WorldSpace voluntarily filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. Because WorldSpace has not completed its assessment of the effects that the Chapter 11 filing and other developments occurring since the end of the second quarter have had on its financial statements, WorldSpace cannot provide a reasonable estimate of all of the effects at this time. WorldSpace expects to file with the Commission, under cover of a Current Report on Form 8-K, copies of the periodic financial reports that are required to be filed with the United States Bankruptcy Court under Rule 1015, which will contain any significant changes in the results of operations.

WORLDSPACE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 17, 2008	By	/s/ Donald J. Frickel
		Name:	Donald J. Frickel
		Title:	Executive Vice President, General Counsel and Secretary